SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   ----------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       United Dominion Realty Trust, Inc.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             Virginia                                       54-085752
 ----------------------------------------             -------------------
 (State of incorporation or organization)                (IRS employer
                                                      identification no.)


    10 South Sixth Street, Richmond Virginia                23219-3802
    ----------------------------------------                ----------
    (Address of principal executive offices)                (Zip code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

       TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED
       -------------------                     ------------------------------

8.60% Series B Cumulative Redeemable Preferred Stock,
       no par value                            New York Stock Exchange
------------------------------------     ----------------------------------

------------------------------------     ----------------------------------


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None
     -----------------------------------------------------------------
                                (Title of class)


     -----------------------------------------------------------------
                                (Title of class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The description of the registrant's 8.60% Series B Cumulative Redeemable Preferred Stock, no par value, contained under the caption "Description of Preferred Stock" on pages S-14 through and including S-17 of its Prospectus Supplement dated May 23, 1997, filed with the Commission pursuant to Rule 424(b) on May 27, 1997, (File No. 333-27221), and related material contained under the caption "Description of Capital Stock" on pages 15 through and including 19 of its Prospectus dated May 22, 1997, filed with the Commission as part of the registrant's Registration Statement on Form S-3 on May 15, 1997 (File No. 333-27221) are incorporated herein by reference.


ITEM 2.  EXHIBITS.


         The following exhibits are filed as a part hereof:


I(a) - Restated Articles of Incorporation (filed as Exhibit 4(i)(c) to the Company's Form S-3 registration statement (File No. 33-64275) filed with the Commission on November 15, 1995, and incorporated by reference herein)

I(b) - Amendment to Restated Articles of Incorporation (filed as Exhibit 6(a)(4) to the Company's Form 8-A registration statements dated April 19, 1990, and April 24, 1995 (File No. 1-10524), and incorporated by reference herein)

I(c) -     Amendment of Restated Articles of Incorporation

I(d) - Restated Bylaws (filed as Exhibit 3(b) to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-10524), and incorporated by reference herein)

I(e) - Form of Certificate for 8.60% Series B Cumulative Redeemable Preferred Stock

I(f) - Loan Agreement dated as of November 7, 1991, between the Company and Aid Association for Lutherans (filed as Exhibit 6(c)(1) to the Company's Form 8-A registration statement dated April 19, 1990 (File No. 1-10524), and incorporated by reference herein)

I(g) - Note Purchase Agreement dated as of January 15, 1993, between the Company and CIGNA Property and Casualty Insurance Company, Connecticut General Life Insurance Company, Connecticut General Life Insurance Company, on behalf of one or more separate accounts, Insurance Company of North America, Principal Mutual Life Insurance Company and Aid Association for Lutherans (filed as Exhibit 6(c)(5) to the Company's Form 8-A registration statement dated April 19, 1990 (File No. 1-10524), and incorporated by reference herein)

I(h) - Credit Agreement dated as of December 15, 1994, between the Company and First Union National Bank of Virginia (filed as Exhibit 6(c)(6) to the Company's Form 8-A registration statement dated April 19, 1990 (File No. 1-10524), and incorporated by reference herein)


                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           UNITED DOMINION REALTY TRUST, INC.
                                           ----------------------------------
                                                    (Registrant)



                                           By   /s/ James Dolphin
                                                -----------------
                                                James Dolphin
                                                Executive Vice President
                                                and Chief Financial Officer

Dated:  June 10, 1997

                                                                   Exhibit I(c)



         The corporation's Articles of Incorporation shall be amended to add a new subsection (b) to Article 3 to read as follows:

         (b)      8.60% Series B Cumulative Redeemable Preferred Stock.

                           (1) Designation and Number. A series of the preferred
                  stock, designated the "8.60% Series B Cumulative Redeemable Preferred Stock" (the "Series B Preferred"), is hereby established. The number of shares of the Series B Preferred shall be 6,900,000. Such number shall include 400,000 unissued shares of the series of preferred stock heretofore established, designated as the 9 1/4% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred"), which are hereby redesignated as 400,000 shares of the Series B Preferred.

                           (2) Relative Seniority. In respect of rights to
                  receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the corporation, the Series B Preferred shall rank in pari passu with the Series A Preferred and senior to the common stock and any other capital stock of the corporation ranking, as to dividends and upon liquidation, junior to the Series A Preferred (collectively, "Junior Stock").

                           (3) Dividends. The holders of the then outstanding
                  Series B Preferred shall be entitled to receive, when and as declared by the Board of Directors out of any funds legally available therefor, cumulative preferential cash dividends at the rate of 8.60% of the liquidation preference of the Series B Preferred (equivalent to $2.15 per share) per annum, payable quarterly in arrears in cash on the last day, or the next succeeding business day, of February, May, August and November in each year, beginning August 31, 1997 (each such day being hereinafter called a "Dividend Payment Date" and each period beginning on the day next following a Dividend Payment Date and ending on the next following Dividend Payment Date being hereinafter called a "Dividend Period"), to shareholders of record at the close of business on the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls on or such date as shall be fixed by the Board of Directors at the time of declaration of the dividend (the "Dividend Record Date"), which shall be not less than 10 nor more than 30 days preceding the Dividend Payment Date. The amount of any dividend payable for the initial Dividend Period and for any partial Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of Series B Preferred shall accrue and be cumulative from and including the date of original issue thereof, whether or not (i) the corporation has earnings, (ii) dividends on such shares are declared or (iii) on any Dividend Payment Date there shall be funds legally available for the payment of such dividends. When dividends are not paid in full upon the shares of Series B Preferred and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred (or a sum sufficient for such full payment is not set apart therefor), all dividends declared upon shares of Series B Preferred and any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred shall be declared pro rata so that the amount of dividends declared per share on the Series B Preferred and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Series B Preferred and such other series of preferred stock bear to each other.

                           Except as provided in the immediately preceding
                  paragraph, unless full cumulative dividends on the Series B Preferred have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment on the Series B Preferred for all past dividend periods and the then current dividend period, (i) no dividends shall be declared or paid or set apart for payment on the preferred stock of the corporation ranking, as to dividends, on a parity with or junior to the Series B Preferred for any period, and (ii) no dividends (other than in Junior Stock) shall be declared or paid or set aside for payment or other distribution or shall be declared or made upon the Junior Stock or any other capital stock of the corporation ranking on a parity with the Series B Preferred as to dividends or upon liquidation ("Parity Stock"), nor shall any Junior Stock or any Parity Stock be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of Junior Stock or Parity Stock) by the corporation (except by conversion into or exchange for Junior Stock).

                           Any dividend payment made on shares of the Series B
                  Preferred shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

                           No dividends on shares of Series B Preferred shall be
                  declared by the Board of Directors of the corporation or paid or set apart for payment by the corporation at such time as the terms and provisions of any agreement of the corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

                           The amount of any dividends accrued on any shares of
                  Series B Preferred at any Dividend Payment Date shall be the amount of any unpaid dividends accumulated thereon, to and including such Dividend Payment Date, whether or not earned or declared, and the amount of dividends accrued on any shares of Series B Preferred at any date other than a Dividend Payment Date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon, to and including the last preceding Dividend Payment Date, whether or not earned or declared, plus an amount calculated on the basis of the annual dividend rate for the period after such last preceding Dividend Payment Date to and including the date as of which the calculation is made, based on a 360-day year of twelve 30-day months.

                           Accrued but unpaid dividends on the Series B
                  Preferred will not bear interest. Holders of the Series B Preferred will not be entitled to any dividends in excess of full cumulative dividends as described above.

                           Except as provided in these Articles, the Series B
                  Preferred shall not be entitled to participate in the earnings or assets of the corporation.

                           (4) Liquidation Rights.

                           (A) Upon the voluntary or involuntary dissolution,
                  liquidation or winding up of the corporation, the holders of shares of the Series B Preferred then outstanding shall be entitled to receive and to be paid out of the assets of the corporation legally available for distribution to its shareholders, before any distribution shall be made to the holders of common stock or any other capital stock of the corporation ranking junior to the Series B Preferred upon liquidation, a liquidation preference of $25.00 per share, plus accrued and unpaid dividends thereon to the date of payment.

                           (B) After the payment to the holders of the shares of
                  the Series B Preferred of the full liquidation preference provided for in this paragraph (4), the holders of the Series B Preferred as such shall have no right or claim to any of the remaining assets of the corporation.

                           (C) If, upon any voluntary or involuntary
                  dissolution, liquidation or winding up of the corporation, the amounts payable with respect to the liquidation preference of the shares of the Series B Preferred and any other shares of stock of the corporation ranking as to any such distribution on a parity with the shares of the Series B Preferred are not paid in full, the holders of the shares of the Series B Preferred and of such other shares will share ratably in any such distribution of assets of the corporation in proportion to the full respective liquidation preferences to which they are entitled.

                           (D) Neither the sale, lease, transfer or conveyance
                  of all or substantially all the property or business of the corporation, nor the merger or consolidation of the corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this paragraph (4).

                           (5) Redemption.

                           (A) Right of Optional Redemption. The Series B
                  Preferred is not redeemable prior to May 29, 2007. On and after May 29, 2007, the corporation may, at its option, redeem at any time all or, from time to time, part of the Series B Preferred at a price per share (the "Series B Redemption Price"), payable in cash, of $25.00, together with all accrued and unpaid dividends to and including the date fixed for redemption (the "Series B Redemption Date"), without interest. In case of redemption of less than all shares of Series B Preferred at the time outstanding, the shares of Series B Preferred to be redeemed shall be selected pro rata from the holders of record of such shares in proportion to the number of shares of Series B Preferred held by such holders (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the corporation.

                           (B) Procedures for Redemption.

                           (i) Notice of any redemption will be (a) given by
                  publication in a newspaper of general circulation in the City of New York, New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the Series B Redemption Date, and (b) mailed by the corporation, postage prepaid, not less than 30 nor more than 60 days prior to the Series B Redemption Date, addressed to the respective holders of record of the Series B Preferred to be redeemed at their respective addresses as they appear on the stock transfer records of the corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series B Preferred except as to the holder to whom the corporation has failed to give notice or except as to the holder to whom notice was defective.

                  In addition to any information required by law or by the applicable rules of any exchange upon which Series B Preferred may be listed or admitted to trading, such notice shall state:
                  (a) the Series B Redemption Date; (b) the Series B Redemption Price; (c) the number of shares of Series B Preferred to be redeemed; (d) the place or places where certificates for such shares are to be surrendered for payment of the Series B Redemption Price; and (e) that dividends on the shares to be redeemed will cease to accumulate on the Series B Redemption Date. If less than all the shares of Series B Preferred held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred held by such holder to be redeemed.

                           (ii) If notice of redemption of any shares of Series
                  B Preferred has been published and mailed in accordance with subparagraph (5)(B)(i) above and provided that on or before the Series B Redemption Date specified in such notice all funds necessary for such redemption shall have been irrevocably set aside by the corporation, separate and apart from its other funds in trust for the benefit of any holders of the shares of Series B Preferred so called for redemption, so as to be, and to continue to be available therefor, then, from and after the Series B Redemption Date, dividends on such shares of Series B Preferred shall cease to accrue, and such shares shall no longer be deemed to be outstanding and shall not have the status of Series B Preferred and all rights of the holders thereof as shareholders of the corporation (except the right to receive the Series B Redemption Price) shall terminate. Upon surrender, in accordance with said notice, of the certificates for any shares of Series B Preferred so redeemed (properly endorsed or assigned for transfer, if the corporation shall so require and the notice shall so state), such shares of Series B Preferred shall be redeemed by the corporation at the Series B Redemption Price. In case less than all the shares of Series B Preferred represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Series B Preferred without cost to the holder thereof.

                           (iii) The deposit of funds with a bank or trust
                  company for the purpose of redeeming Series B Preferred shall be irrevocable except that:

                                    (a) the corporation shall be entitled to
                           receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings; and

                                    (b) any balance of monies so deposited by
                           the corporation and unclaimed by the holders of the Series B Preferred entitled thereto at the expiration of two years from the applicable Series B Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the corporation shall look only to the corporation for payment without interest or other earnings.

                           (C) Limitations on Redemption

                           (i) The Series B Redemption Price (other than the
                  portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the corporation and from no other source.

                           (ii) Unless full cumulative dividends on all shares
                  of Series B Preferred shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods and the then current Dividend Period, no Series B Preferred shall be redeemed (unless all outstanding shares of Series B Preferred are simultaneously redeemed) or purchased or otherwise acquired directly or indirectly (except by exchange for Junior Stock); PROVIDED, HOWEVER, that the foregoing shall not prevent the redemption of Series B Preferred pursuant to Article 4 or the purchase or acquisition of Series B Preferred pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred.

                           (D) Rights to Dividends on Shares Called for
                  Redemption. If the Series B Redemption Date is after a Dividend Record Date and before the related Dividend Payment Date, the dividend payable on such Dividend Payment Date shall be paid to the holder in whose name the shares of Series B Preferred to be redeemed are registered at the close of business on such Dividend Record Date notwithstanding the redemption thereof between such Dividend Record Date and the related Dividend Payment Date or the corporation's default in the payment of the dividend due. Except as provided in this paragraph (5), the corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Series B Preferred.

                           (6) Voting Rights. Except as required by the Virginia
                  Stock Corporation Act and except as otherwise provided in this paragraph (6), the holders of the Series B Preferred shall not be entitled to vote at any meeting of the shareholders for election of directors or for any other purpose or otherwise to participate in any action taken by the corporation or the shareholders thereof, or to receive notice of any meeting of shareholders.

                           (A) Whenever dividends on any shares of Series B
                  Preferred shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Series B Preferred (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the corporation at a special meeting called by the holders of record of at least 10% of the Series B Preferred or the holders of any other series of preferred stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred for the past Dividend Periods and the then current Dividend Period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the corporation will be increased by two directors.

                           (B) So long as any shares of Series B Preferred
                  remain outstanding, the corporation shall not, without the affirmative vote of the holders of at least a majority of the shares of the Series B Preferred outstanding at the time, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series B Preferred with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the corporation into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of these Articles, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred or the holders thereof; PROVIDED, HOWEVER, that any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series B Preferred with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

                           (C) The foregoing voting provisions will not apply
                  if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

                           (D) So long as the Series B Preferred is listed or
                  admitted to trading on The New York Stock Exchange, then notwithstanding anything to the contrary in these Articles, including without limitation Article 8, approval by the holders of at least two-thirds of the outstanding shares of the Series B Preferred shall be required for adoption of any amendment of these Articles or of the bylaws of the corporation that would materially affect the existing terms of the Series B Preferred.

                           (7) Conversion of Series B Preferred.  The Series B
                  Preferred is not convertible into or exchangeable for any other property or securities of the corporation.

                                                                   Exhibit I(e)
                             [front of certificate]

NUMBER                                                                   SHARES

INCORPORATED UNDER
 THE LAWS OF THE
COMMONWEALTH OF VIRGINIA

  8.60% SERIES B
CUMULATIVE REDEEMABLE                                            SEE REVERSE FOR
 PREFERRED STOCK                                             CERTAIN DEFINITIONS

                                                THIS CERTIFICATE IS TRANSFERABLE
                                     IN NEW YORK, N.Y. AND RIDGEFIELD PARK, N.J.

                                                               CUSIP 910197 30 0

                       UNITED DOMINION REALTY TRUST, INC.

This certifies that                    is the owner of               fully paid
and non-assessable shares of 8.60% Series B Cumulative Redeemable Preferred Stock, no par value, in United Dominion Realty Trust, Inc. The holder and every transferee or assignee of this certificate or shares represented hereby, or of any interest therein, accepts and agrees to be bound by the provisions of the Articles of Incorporation of the Company. This certificate and the shares represented hereby are transferable on the books of the Company by the registered holder hereof in person or by attorney upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

         In Witness Whereof, the Company has caused this certificate to be signed by the facsimile signatures of its President and Secretary.

Dated:

               [Facsimile signature]              [Facsimile signature]
                   Secretary                             President

Countersigned and registered:
CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
Transfer Agent and Registrar

By
Authorized Signature

                            [reverse of certificate]

                       UNITED DOMINION REALTY TRUST, INC.

Under the Articles of Incorporation of the Company, transfer of the shares represented hereby may be stopped, and such shares are subject to redemption, in order to preserve the qualification of the Company as a "real estate investment trust" under the Internal Revenue Code.

The Company will furnish to the registered holder of this certificate on request in writing, without charge, the designations, relative rights, preferences and limitations applicable to each class of authorized shares and the variations in rights, preferences and limitations determined for each series within a class (and the authority of the Board of Directors to determine variations for future series).

         The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COMM -- as tenants in common          UNIF GIFT MIN ACT -- .....Custodian...
TEN ENT --  as tenants by the entireties                   (Cust)       (Minor)
JT TEN --   as joint tenants with right of               under Uniform Gifts to
            survivorship and not as tenants                     Minors Act
            in common

    Additional abbreviations may also be used though not on the above list.

    For Value Received, _____________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
 IDENTIFYING NUMBER OF ASSIGNEE
--------------------------------------------------------------------------------
PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE
--------------------------------------------------------------------------------

_________________________________________________ Shares of Preferred Stock
represented by the within Certificate, and do hereby irrevocably constitute and appoint _________________________________ Attorney to transfer the said Shares on the books of the within-named Company with full power of substitution in the premises.

Dated ___________________________

                                         ---------------------------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

                                      -2-